Exhibit (e)(8)
EMPLOYMENT AGREEMENT
for
DOUG GENTILCORE
This Employment Agreement (the “Agreement”) is made between Y-mAbs Therapeutics, Inc. (the “Company”) and Doug Gentilcore (the “Executive”) (collectively, the “Parties”).
WHEREAS, the Company desires for Executive to provide services to the Company as well as its subsidiaries (together with the Company, the “Group”), and wishes to provide Executive with certain compensation and benefits in return for such employment services; and
WHEREAS, Executive wishes to be employed by the Company and to provide personal services to the Company in return for certain compensation and benefits;
NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:
1.   Employment by the Company.
1.1   Position.   Starting on January 7th, 2025 (the “Start Date”), Executive shall serve as the Company’s SVP, Business Unit Head. During Executive’s employment with the Company, Executive will devote Executive’s best efforts and substantially all of Executive’s business time and attention to the business of the Company, except for approved time off permitted by the Company’s general employment policies.
1.2   Duties.   Executive shall perform such duties as are required by the Company’s Chief Executive Officers (the “CEO”), to whom Executive will report. Subject to the terms of this Agreement, the Company may modify Executive’s job title, duties, and reporting relationship as it deems necessary and appropriate in light of the Company’s needs and interests from time to time.
1.3   Location.   Executive acknowledges that the Company’s Princeton, NJ headquarters will be considered his home office for the performance of the services hereunder. It is understood, however, that Executive will perform his duties predominantly remotely but will be present in the Princeton Office from time to time and upon request of the CEO. The Company reserves the right to reasonably require Executive to perform Executive’s duties at places other than Executive’s primary office location from time to time, and to require reasonable business travel.
1.4   Policies and Procedures.   The employment relationship between the Parties shall be governed by the general employment policies and practices of the Company as they may be interpreted, adopted, revised or deleted from time to time in the Company’s sole discretion. Notwithstanding the foregoing, in the event the terms of this Agreement differ from, or are in conflict with the Company’s general employment policies or practices, this Agreement shall control. Executive agrees to abide by such policies and practices.
2.   Compensation.
2.1   Salary.   For services to be rendered hereunder, Executive shall receive an initial base salary at the rate of $475,000 per year, subject to review and adjustment by the Company in its sole discretion from time to time (as so adjusted from to time, the “Base Salary”). The Base Salary shall be payable, subject to standard payroll deductions and withholdings, in accordance with the Company’s regular payroll practices.
2.2   Equity Compensation.   Subject to the approval of the Company’s Board of Directors (the “Board”) (or committee thereof), as soon as practicable following the Start Date, the Company will grant Executive the equity awards set forth in Schedule I attached hereto (collectively, as granted from time to time, the “Equity Awards”). Executive may be eligible for grants of equity awards in the future, subject to approval by the Board or a committee thereof. Each such award will be governed by the terms of the Company’s equity incentive plan and form of award agreement pursuant to which it is granted.

2.3   Annual Cash Bonus.   Executive will be eligible for an annual discretionary cash bonus of up to 40% of Executive’s Base Salary (the “Annual Bonus”) for each calendar year, to be prorated for the current year. The Annual Bonus target shall be subject to review and adjustment by the Company in its sole discretion from time to time. Whether Executive earns an Annual Bonus for any given year, and the amount of any such Annual Bonus, will be determined by the Company in its sole discretion based upon Executive’s achievement of objectives and milestones to be established and determined on an annual basis. Any Annual Bonus that is awarded will be paid no later than the date that is 2 1∕2 months following the end of the applicable year. Executive must be employed on the day that Executive’s bonus (if any) is paid in order to earn the Annual Bonus (except as otherwise provided in Section 5 hereof). Executive will not be eligible for, and will not earn, any Annual Bonus (including a prorated bonus) if Executive’s employment terminates for any reason before the payment date (except as otherwise provided in Section 5 hereof).
3.   Standard Company Benefits.   Executive shall be entitled to participate in all employee benefit programs for which Executive is eligible under the terms and conditions of the benefit plans that may be in effect from time to time and provided by the Company to its employees. The Company reserves the right to cancel or change the benefit plans or programs it offers to its employees at any time.
4.   Expenses.   The Company will reimburse Executive for reasonable travel or other expenses incurred by Executive in furtherance or in connection with the performance of Executive’s duties hereunder, in accordance with the Company’s expense reimbursement policy as in effect from time to time.
5.   Termination of Employment; Severance
5.1   At-Will Employment.   Executive’s employment relationship is at-will. Either Executive or the Company may terminate the employment relationship at any time, with or without cause or advance notice.
5.2   Termination Without Cause; Resignation for Good Reason.
(i)   The Company may terminate Executive’s employment with the Company at any time without Cause (as defined below). Further, Executive may resign at any time for Good Reason (as defined below). Such involuntary termination of Executive’s employment by the Company without Cause, or voluntary resignation for Good Reason, shall be referred to herein as an “Involuntary Termination,” provided such termination must also constitute a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”).
(ii)   In the event Executive is subject to an Involuntary Termination, and provided that Executive remains in compliance with the terms of this Agreement, the Company shall provide Executive with the following severance benefits:
(a)   The Company shall pay Executive, as severance, 12 monthsof Executive’s then-current Base Salary (for the avoidance of doubt, prior to any reduction that would give rise to a resignation for Good Reason), subject to standard payroll deductions and withholdings (the “Severance”). The Severance will be paid in equal installments on the Company’s regular payroll schedule over the 12-month period following Executive’s Separation from Service; provided, however, that no payments will be made prior to the 60th day following Executive’s Separation from Service. On the 60th day following Executive’s Separation from Service, the Company will pay Executive in a lump sum the Severance that Executive would have received on or prior to such date under the standard payroll schedule but for the delay while waiting for the 60th day in compliance with Code Section 409A, with the balance of the Severance being paid as originally scheduled.
(b)   Provided Executive timely elects continued coverage under COBRA, the Company shall pay Executive’s COBRA premiums to continue Executive’s coverage (including coverage for eligible dependents, if applicable) (“COBRA Premiums”) through the period (the “COBRA Premium Period”) starting on Executive’s Separation from Service and ending on the earliest to occur of: (i) 12 months following Executive’s Separation from Service; (ii) the date Executive becomes eligible for group health insurance coverage through a new employer; or (iii) the date Executive ceases to be eligible for COBRA continuation coverage for any reason, including plan termination. In the event Executive becomes covered under another employer’s group health plan or otherwise ceases to be eligible for COBRA during the COBRA Premium Period, Executive must immediately notify the Company of such event. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot pay the COBRA Premiums without a substantial risk of violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead shall pay to Executive, on the first day of each calendar month, a fully taxable cash payment equal to the applicable COBRA premiums for that month (including premiums for Executive and Executive’s eligible dependents who have elected and remain enrolled in such COBRA coverage), subject to applicable tax withholdings (such amount, the “Special Cash Payment”), for the remainder of the COBRA Premium Period. Executive may, but is not obligated to, use such Special Cash Payments toward the cost of COBRA premiums.
5.3   Termination for Cause; Resignation Without Good Reason; Death or Disability.
(i)   The Company may terminate Executive’s employment with the Company for cause at any time. Further, Executive may resign at any time without Good Reason. Executive’s employment with the Company may also be terminated due to Executive’s death or disability. Any such termination shall be referred to herein as a “Non-Qualifying Termination.”
(ii)   If Executive is subject to a Non-Qualifying Termination, then (a) Executive will cease vesting in the Equity Awards, (b) all payments of compensation by the Company to Executive hereunder will terminate immediately (except as to amounts already earned), and (c) Executive will not be entitled to any severance benefits, including (without limitation) the Severance, COBRA Premiums, Special Cash Payments, Bonus Payment or Accelerated Vesting, unless required by law.
6.   Conditions to Receipt of Severance, COBRA Premiums, Special Cash Payments, Bonus Payment and Accelerated Vesting.   The receipt of any Severance, COBRA Premiums, Special Cash Payments, Bonus Payment or Accelerated Vesting in the event of an Involuntary Termination or a Change in Control Termination will be subject to Executive signing and allowing to become effective a release of claims in a form satisfactory to the Company (the “Release”) within a time period specified by the Company (which shall be not later than 60 days following Executive’s Separation from Service). All Severance, COBRA Premiums, Special Cash Payments, Bonus Payment or Accelerated Vesting will be paid or provided as set forth in a Separation Agreement to be executed by Executive and the Company substantially in the form of Company’s standard Severance Agreement in effect at the time of execution. Executive shall also resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of termination.
7.   Section 409A.   It is intended that all of the severance benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), Executive’s right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if Executive is deemed by the Company at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to Executive prior to the earliest of (i) the expiration of the six-month period measured from the date of Executive’s Separation from Service with the Company, (ii) the date of Executive’s death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Paragraph shall be paid in a lump sum to Executive, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred. With respect to reimbursements or in-kind benefits provided to Executive hereunder (or otherwise) that are not exempt from Code Section 409A, the following rules shall apply: (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any one of Executive’s taxable years shall not affect the expenses eligible for reimbursement, or in-kind benefit to be provided in any other taxable year, (ii) in the case of any reimbursements of eligible expenses, reimbursement shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense was incurred, (iii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.
8.   Definitions.
8.1   Cause.   For purposes of this Agreement, “Cause” for termination will mean: (a) commission of any felony or crime involving dishonesty; (b) participation in any fraud against the Company; (c) material breach of Executive’s duties to the Company; (d) persistent unsatisfactory performance of job duties after written notice from the Company and at least fifteen (15) days opportunity to cure (if deemed curable in the discretion of the Company); (e) intentional damage to any property of the Company; (f) misconduct, or other violation of Company policy that causes harm; (g) breach of any written agreement with the Company; (h) conduct by Executive which in the good faith and reasonable determination of the Company demonstrates gross unfitness to serve; and (i) the Company’s severe financial distress.
8.2   Good Reason.   For purposes of this Agreement, Executive shall have “Good Reason” for resignation from employment with the Company if any of the following actions are taken by the Company without Executive’s consent: (a) a material reduction in Executive’s base salary, which the parties agree is a reduction of at least 10% of Executive’s base salary (unless pursuant to a salary reduction applicable generally to the Company’s similarly situated employees); or (b) a material reduction in Executive’s duties (including responsibilities and/or authorities), provided, however, that a change in job position shall not be deemed a “material reduction” in and of itself unless Executive’s new duties are materially reduced from the prior duties; and provided further that a change in duties due to the Company becoming a division, subsidiary or other similar part of a larger organization shall not be deemed a “material reduction” in and of itself unless such new duties are materially reduced from the prior duties; or (c) relocation of Executive’s principal place of employment to a place that increases Executive’s one-way commute by more than fifty (50) miles as compared to Executive’s then-current principal place of employment immediately prior to such relocation. In order to resign for Good Reason, Executive must provide written notice to the Company within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for Executive’s resignation, allow the Company at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, Executive must resign from all positions Executive then holds with the Company not later than 90 days after the expiration of the cure period.
9.   Proprietary Information Obligations.
9.1   Confidential Information Agreement.   In connection with Executive’s employment with the Company, Executive will receive and have access to Company confidential information and trade secrets. Accordingly, enclosed with this Agreement is an Employee Confidential Information and Inventions Assignment Agreement (the “Confidentiality Agreement”) which contains restrictive covenants and prohibits unauthorized use or disclosure of the Company’s confidential information and trade secrets, among other obligations. Executive agrees to review the Confidentiality Agreement and only sign it after careful consideration.
9.2   Third-Party Agreements and Information.   Executive represents and warrants that Executive’s employment with the Company does not conflict with any prior employment or consulting agreement or other agreement with any third party, and that Executive will perform Executive’s duties to the Company without violating any such agreement. Executive represents and warrants that Executive does not possess confidential information arising out of prior employment, consulting, or other third-party relationships, that would be used in connection with Executive’s employment with the Company, except as expressly authorized by that third party. During Executive’s employment with the Company, Executive will use in the performance of Executive’s duties only information which is generally known and used by persons with training and experience comparable to Executive’s own, common knowledge in the industry, otherwise legally in the public domain, or obtained or developed by the Company or by Executive in the course of Executive’s work for the Company.
10.   Outside Activities During Employment.   Executive will not during Executive’s employment with the Company undertake or engage in any other employment, occupation or business enterprise, provided, however, that, Executive may engage in civic and not-for-profit activities so long as such activities do not materially interfere with the performance of Executive’s duties hereunder. It is agreed that, should the Executive be offered the opportunity to serve on the Board of Directors of a company whose business in not competitive with that of the Company, upon approval of the Company CEO not to be unreasonably withheld, he shall be entitled to do so provided that at no time shall he sit on more than 2 such boards. Executive shall also be allowed to retain his title of “Founder” in association with Implerem LLC during the term of his Employment.
11.   Dispute Resolution.   To ensure the timely and economical resolution of disputes that may arise in connection with Executive’s employment with the Company, Executive and the Company agree that any and all disputes, claims, or causes of action arising from or relating to the enforcement, breach, performance, negotiation, execution, or interpretation of this Agreement, the Confidentiality Agreement, or Executive’s employment, or the termination of Executive’s employment, including but not limited to all statutory claims, with the exception of discrimination and harassment claims, will be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16 (the “FAA”), and to the fullest extent permitted by law, by final, binding and confidential arbitration by a single arbitrator conducted in New York, New York by Judicial Arbitration and Mediation Services Inc. (“JAMS”) under the then applicable JAMS rules appropriate to the relief being sought (the applicable rules are available at the following web addresses: (i) https://www.jamsadr.com/rules-employment-arbitration/ and (ii) https://www.jamsadr.com/rules-comprehensive-arbitration/); provided, however, this arbitration provision not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims involving allegations of sexual harassment and discrimination, to the extent such claims are not permitted by applicable law(s) to be submitted to mandatory arbitration and the applicable law(s) are not preempted by the FAA or otherwise invalid (collectively, the “Excluded Claims”). A hard copy of the rules will be provided to Executive upon request. By agreeing to this arbitration procedure, both Executive and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. In addition, all claims, disputes, or causes of action under this section, whether by Executive or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The Arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration. The Company acknowledges that Executive will have the right to be represented by legal counsel at any arbitration proceeding. Questions of whether a claim is subject to arbitration under this Agreement) shall be decided by a federal court in the State of New Jersey. However, procedural questions which grow out of the dispute and bear on the final disposition are matters for the arbitrator. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award; and (c) be authorized to award any or all remedies that Executive or the Company would be entitled to seek in a court of law. Executive and the Company shall equally share all JAMS’ arbitration fees. To the extent JAMS does not collect or Executive otherwise does not pay to JAMS an equal share of all JAMS’ arbitration fees for any reason, and the Company pays JAMS Executive’s share, Executive acknowledges and agrees that the Company shall be entitled to recover from Executive half of the JAMS arbitration fees invoiced to the parties (less any amounts Executive paid to JAMS) in a federal or state court of competent jurisdiction. Except as modified in the Confidential Information Agreement, each party is responsible for its own attorneys’ fees. Nothing in this Agreement is intended to prevent either Executive or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction. To the extent a New Jersey federal court determines that any applicable law prohibits mandatory arbitration of Excluded Claims, if Executive intends to bring multiple claims, including one or more Excluded Claims, the Excluded Claim(s) may be publicly filed with a court, while any other claims will remain subject to mandatory arbitration.
12.   General Provisions.
12.1   Employment Contingencies.   Executive’s employment is contingent upon a satisfactory reference check and satisfactory proof of Executive’s right to work in the United States. If the Company informs Executive that Executive is required to complete a background check, Executive’s offer or continuation of employment is contingent upon satisfactory clearance of such background check. Executive agrees to assist as needed and to complete any documentation at the Company’s request to meet these conditions.
12.2   Notices.   Any notices provided must be in writing and will be deemed effective upon the earlier of personal delivery (including personal delivery by fax) or the next day after sending by overnight carrier, to the Company at its primary office location and to Executive at the address as listed on the Company payroll.
12.3   Severability.   Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the parties.
12.4   Waiver.   Any waiver of any breach of any provisions of this Agreement must be in writing to be effective, and it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.
12.5   Complete Agreement.   This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between Executive and the Company with regard to this subject matter and is the complete, final, and exclusive embodiment of the Parties’ agreement with regard to this subject matter. This Agreement is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. It cannot be modified or amended except in a writing signed by a duly authorized officer of the Company.
12.6   Counterparts.   This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement.
12.7   Headings.   The headings of the paragraphs hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.
12.8   Successors and Assigns.   This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive and the Company, and their respective successors, assigns, heirs, executors and administrators, except that Executive may not assign any of his duties hereunder and he may not assign any of his rights hereunder without the written consent of the Company, which shall not be withheld unreasonably.
12.9   Tax Withholding and Indemnification.   All payments and awards contemplated or made pursuant to this Agreement will be subject to withholdings of applicable taxes in compliance with all relevant laws and regulations of all appropriate government authorities. Executive acknowledges and agrees that the Company has neither made any assurances nor any guarantees concerning the tax treatment of any payments or awards contemplated by or made pursuant to this Agreement. Executive has had the opportunity to retain a tax and financial advisor and fully understands the tax and economic consequences of all payments and awards made pursuant to the Agreement.
12.10 Choice of Law.   All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of New Jersey.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year written below.
Y-mAbs Therapeutics, Inc.
By:
/s/ Mike Rossi

Mike Rossi
CEO
Date:
07-Jan-2025   |   14:23 CET

Doug Gentilcore
/s/ Doug Gentilcore

Date:
06-Jan-2025   |   23:18 CET

ATTACHMENTS:   SCHEDULE I

Schedule 1
Executive shall be entitled to participate in the Company’s 2018 Equity Incentive Plan (as amended or amended and restated from time to time, the “Plan”). All awards shall be subject to the terms and conditions applicable to awards granted under the Plan and the form of award agreement evidencing such awards.
Subject to the approval of the Company’s Board of Directors (or the Compensation Committee thereof), as soon as reasonably practicable following the Start Date, Executive shall be granted an option to purchase 142,600 shares of the Company’s Common Stock (the “Option”).
The Option shall be granted with an exercise price at least equal to the fair market value of the Company’s Common Stock on the date of grant and shall have an expiration date of no more than 10 years following the date of grant (subject to earlier expiration pursuant to the Plan and the applicable form of award agreement).
The Option shall vest and become exercisable over four years of continuous service provided by the Executive, with 25% of the Option shares becoming vested and exercisable after completion of 12 months of continuous service following the Start Date, and 1/48th of the total Option shares becoming vested and exercisable after the completion of each month of continuous service thereafter on the same day of the month as the Start Date (or if there is no corresponding day, on the last day of the month).
In addition, the Executive may be eligible for future grants at the sole discretion of the Board of Directors (or the Compensation Committee thereof).